Exhibit 99.1

Yirendai Reports First Quarter 2017 Financial Results

BEIJING, May 22, 2017 – Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the quarter ended March 31, 2017.

Starting from the second quarter of 2016, the Company changed its reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”), to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Company’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Company’s results of operations for each period. This release contains translations of certain RMB amounts into US$ for convenience1. Prior period numbers have been recast into the new reporting currency.

	For Three Months Ended
in RMB million	March 31, 2017	December 31, 2016	March 31, 2016	QoQ Change	YoY Change
Amount of Loans Facilitated	6,922.7	6,675.2	3,446.5	3.7%	100.9%
Total Net Revenue	1,021.6	1,071.1	556.4	-4.6%	83.6%
Total Fees Billed (non-GAAP)	1,583.5	1,630.4	847.4	-2.9%	86.9%
Net Income	350.9	379.8	131.7	-7.6%	166.4%
Adjusted EBITDA (non-GAAP)	400.3	401.1	206.6	-0.2%	93.7%

In the first quarter of 2017, Yirendai facilitated RMB 6,922.7 million (US$1,005.7 million) of loans to 124,953 qualified individual borrowers on its online marketplace, representing a 101% year-over-year growth; 69% of the borrowers were acquired from online channels; 51% of the loan volume was originated from online channels and 99.8% of the online volume was facilitated through the Yirendai mobile application.

In the first quarter of 2017, Yirendai facilitated 192,505 investors with total investment amount of RMB 7,150.0 million (US$1,038.8 million), 100% of which was facilitated through its online platform and 89.1% of which was facilitated through its mobile application.

For the first quarter of 2017, total net revenue was RMB 1,021.6 million (US$148.4 million), up by 84% from the same period in 2016; net income was RMB 350.9 million (US$51.0 million), representing an increase of 166% from the same period in 2016.

“Our business enjoyed strong momentum with loan origination volume growing sequentially despite the seasonally slow Chinese New Year holiday,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “More importantly, loans originating from online channels exceeded 50% this quarter as we drive further growth in our online customer acquisition channels. In addition, we continue to improve our end-to-end customer application and credit underwriting process to increase customer acquisition efficiency leveraging our technology and data analytics capabilities. We will continue to execute our sustainable business growth, consumer brand building and strong partnerships strategies.”

1 Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8832 to US$1.00, the effective noon buying rate on March 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

1/11

“We are pleased to deliver another quarter of strong topline and bottom-line growth,” commented Mr. Dennis Cong, Chief Financial Officer of Yirendai. “At the same time, the risk performance of our loan portfolio remained stable and well within our expectation. On the regulatory front, we continue to be in close communication with various regulatory bodies to ensure Yirendai’s registration process goes smoothly. We are committed to optimizing all aspects of our business operations to support long-term sustainable growth and profitability.”

First Quarter 2017 Financial Results

Total amount of loans facilitated in the first quarter of 2017 was RMB 6,922.7 million (US$1,005.7 million), increased by 101% year over year from RMB 3,446.5 million in the same period of 2016, reflecting strong demand for our products and services, especially from customers acquired from online channels. As of March 31, 2017, the Yirendai platform had facilitated approximately RMB 39.3 billion (US$5.7 billion) in loan principal since its inception.

Total net revenue in the first quarter of 2017 was RMB 1,021.6 million (US$148.4 million), increased by 84% from RMB 556.4 million in the same period of 2016. The increase of total net revenue was mainly attributable to the growth of loan origination volume, increased service fees billed to investors and increased monthly fees billed to borrowers as our remaining loan balance continued to expand.

Total fees billed (non-GAAP) in the first quarter of 2017 were RMB 1,583.5 million (US$230.1 million), increased by 87% from RMB 847.4 million in the same period of 2016, driven by the growth of loan origination volume. Upfront fees billed to borrowers in the first quarter of 2017 were RMB 1,334.7 million (US$193.9 million), increased by 73% from RMB 773.3 million in the same period of 2016. Monthly fees billed to borrowers in the first quarter of 2017 were RMB 173.1 million (US$25.1 million), increased by 172% from RMB 63.6 million in the same period of 2016. The significant year-over-year increase in monthly fees billed to borrowers was primarily attributable to the increase in loans generated from online channels, which features a fee collection schedule with monthly payments in addition to the upfront portion. Service fees billed to investors in the first quarter of 2017 were RMB 177.1 million (US$25.7 million), increased by 174% from RMB 64.6 million in the same period of 2016. The significant year-over-year increase in service fees billed to investors was primarily attributable to the increase in loan balance.

Operating costs and expenses in the first quarter of 2017 were RMB 628.7 million (US$91.3 million), decreased by 7% from RMB 674.3 million in the previous quarter and compared to RMB 348.3 million in the same period of 2016. The decrease in operating costs and expenses was mainly attributable to the decrease in sales and marketing expenses as percentage of amount of loans facilitated in this quarter.

2/11

Sales and marketing expenses in the first quarter of 2017 were RMB 469.4 million (US$68.2 million), decreased by 13% from RMB 538.0 million in the previous quarter and compared to RMB 254.8 million in the same period of 2016. Sales and marketing expenses in the first quarter of 2017 accounted for 6.8% of amount of loans facilitated, decreased from 8.1% in the previous quarter and 7.4% in the same period of 2016. The decrease in sales and marketing expenses was attributable to both reduced marketing activities during the Chinese New Year holiday and the gradually improved efficiency of borrower acquisition from online sources as we drive the optimization of customer acquisition and credit underwriting process.

Origination and servicing costs in the first quarter of 2017 were RMB 58.8 million (US$8.5 million), compared to RMB 56.7 million in the previous quarter and RMB 33.4 million in the same period of 2016. Origination and servicing costs in the first quarter of 2017 accounted for 0.8% of amount of loans facilitated, the same as 0.8% in the previous quarter and decreased from 1.0% in the same period of 2016.

General and administrative expenses in the first quarter of 2017 were RMB 100.5 million (US$14.6 million), compared to RMB 79.7 million in the previous quarter and RMB 60.1 million in the same period of 2016. General and administrative expenses in the first quarter of 2017 accounted for 9.8% of total net revenue, compared to 7.4% in the previous quarter and 10.8% in the same period of 2016. The increase in general and administrative expenses as percentage of total net revenue was primarily due to the deferred revenue recognition impact for loans facilitated from online channels, which features a fee collection schedule with monthly payments in addition to the upfront portion.

Income tax expense in the first quarter of 2017 was RMB 67.7 million (US$9.8 million). In the first quarter of 2017, Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., a subsidiary of the Company, enjoyed a favorable enterprise income tax rate of 12.5% since it became qualified as a software enterprise which is confirmed by local tax bureau in Q2 2016. This makes it eligible for an exemption of enterprise income tax for 2015 and 2016 and a favorable enterprise income tax rate of 12.5% for 2017, 2018 and 2019.

Net income in the first quarter of 2017 was RMB 350.9 million (US$51.0 million), increased by 166% from RMB 131.7 million in the same period of 2016.

Adjusted EBITDA (non-GAAP) in the first quarter of 2017 was RMB 400.3 million (US$58.2 million), compared to RMB 401.1 million in the previous quarter and increased by 94% from RMB 206.6 million in the same period of 2016. Adjusted EBITDA margin2 (non-GAAP) in the first quarter of 2017 was 39.2%, compared to 37.5% in the previous quarter and 37.1% in the same period of 2016.

Basic income per ADS in the first quarter of 2017 was RMB 5.87 (US$0.85), compared to RMB 6.36 in the previous quarter and increased by 161% from RMB 2.25 in the same period of 2016.

Diluted income per ADS in the first quarter of 2017 was RMB 5.81 (US$0.84), compared to RMB 6.28 in the previous quarter and increased by 158% from RMB 2.25 in the same period of 2016.

2Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

3/11

Net cash generated from operating activities3 in the first quarter of 2017 was RMB 564.5 million (US$82.0 million), compared to RMB 836.1 million in the previous quarter and increased by 30% from RMB 434.3 million in the same period of 2016. The sequential decrease in net cash generated from operating activities was primarily due to the increase in loans generated from online channels, which feature a fee collection schedule with monthly payments in addition to the upfront portion.

As of March 31, 2017, cash and cash equivalents was RMB 864.4 million (US$ 125.6 million), compared to RMB 968.2 million as of December 31, 2016. The decrease in cash and cash equivalents was primarily due to the Company’s increased investment in available-for-sale investments and held-to-maturity investments, to enhance its return from operating cash. As of March 31, 2017, balance of held-to-maturity investments was RMB 494.8 million (US$71.9 million), compared to RMB 98.9 million as of December 31, 2016. As of March 31, 2017, balance of available-for-sale investments was RMB 1,232.3 million (US$179.0 million), compared to RMB 1,158.0 million as of December 31, 2016.

Quality Assurance Program. In the first quarter of 2017, Yirendai accrued liabilities from quality assurance program of RMB 553.8 million (US$80.5 million), which is equal to 8% of the loans facilitated through its marketplace during the period. During the quarter, the Company released liabilities of RMB 323.3 million (US$ 47.0 million) to pay out the outstanding principal and accrued interest of default loans. As of March 31, 2017, liabilities from quality assurance program were RMB 1,701.5 million (US$247.2 million).

Delinquency rates. As of March 31, 2017, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.4%, 0.8% and 0.6%, compared to 0.4%, 0.7% and 0.6% as of December 31, 2016.

Cumulative M3+ net charge-off rates4. As of March 31, 2017, the cumulative M3+ net charge-off rates for Grade A, B, C and D loans originated in 2015 were 5.5%, 7.3%, 9.3% and 7.7%, respectively, compared to 5.1%, 6.6%, 8.2%, and 6.7% as of December 31, 2016. As of March 31, 2017, the cumulative M3+ net charge-off rates for Grade A, B, C and D loans originated in 2016 were 0.7%, 1.5%, 2.4% and 2.0% respectively, compared to 0.2%, 0.6%, 1.0% and 0.9% as of December 31, 2016. As the 2015 and 2016 vintage loans continue to mature, the charge off level is consistent with our risk performance expectation.

3 Starting from the fourth quarter of 2016, the Company early adopted ASU 2016-18, that includes restricted cash in cash and cash equivalent balances in the statement of cash flows, and apply to all periods presented retrospectively.

4 Starting from the fourth quarter of 2016, the Company adjusted the calculation of M3+ net charge-off rate to better reflect the performance of loans. The related numbers reported in prior periods have been adjusted for comparison to the numbers as of December 31, 2016. The adjusted “M3+ net charge-off rate,” with respect to loans facilitated during a specified time period, which we refer to as a vintage, is defined as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage.

4/11

Other Operating Metrics and Business Results

•	As of March 31, 2017, Yirendai had facilitated RMB 39.3 billion (US$5.7 billion) of loans on the Yirendai online marketplace since its inception in 2012.
•	As of March 31, 2017, remaining principal of performing loans totaled RMB 24.0 billion (US$3.5 billion), increased by 16% from RMB 20.8 billion as of December 31, 2016 and 118% from RMB 11.0 billion as of March 31, 2016.
•	In the first quarter of 2017, the Yirendai platform facilitated loans for 124,953 borrowers, 69% of whom were acquired from online channels.
•	Total amount of loans facilitated in the first quarter of 2017 was RMB 6.9 billion (US$1.0 billion); 51% of the loans were originated from online channel, and 99.8% of the online volume was facilitated through Yirendai’s mobile application.
•	In the first quarter of 2017, the Yirendai platform facilitated loans for 192,505 investors, 100% of whom were acquired from online channels, with annual rates of return ranging from 4.5% to 11.25%.
•	In the first quarter of 2017, loans made to Grade A, B, C and D borrowers represented 3.5%, 5.8%, 7.4%, and 83.3% of the Company’s product portfolio, respectively.

Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change. The following outlook does not take into consideration the impact of stock-based compensation expenses.

Second Quarter 2017

•	Total loans facilitated will be in the range of RMB 7,700 million to RMB 7,900 million.
•	Total net revenue will be in the range of RMB 1,070 million to RMB 1,090 million.
•	Adjusted EBITDA margin (non-GAAP) will be in the range of 24% to 26%.

Full Year 2017

•	Total loans facilitated will be in the range of RMB 33,000 million to RMB 35,000 million.
•	Total net revenue will be in the range of RMB 4,400 million to RMB 4,600 million.
•	Adjusted EBITDA margin (non-GAAP) will be in the range of 23% to 26%.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as fees billed and adjusted EBITDA as supplemental measures to review and assess operating performance. We believe that fees billed and adjusted EBITDA provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

5/11

Currency Conversion

Effective April 1, 2016, the Company changed its reporting currency from US$ to RMB. The change in reporting currency is to reduce the impact of increased volatility of the RMB to the US$ exchange rate on the Company’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Company’s results of operations for each period. Prior to April 1, 2016, the Company reported its annual and quarterly consolidated statement of operations, cash flow data and balance sheet in US$. In this announcement, the unaudited financial results for the quarter ended March 31, 2017 are stated in RMB. The related financial statements prior to April 1, 2016 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the quarter and the year ended December 31, 2016.

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.8832 to US$1.00, the effective noon buying rate on March 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai will host a conference call to discuss about its first quarter 2017 financial results at 8:00 AM U.S. Eastern Time on May 22, 2017, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

International:	1-412-902-4272
U.S. Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Conference ID:	Yirendai

A replay of the conference call will be available until May 29, 2017 by dialing:

International:	1-412-317-0088
U.S. Toll Free:	1-877-344-7529
Replay Access Code:	10106033

A live and archived webcast of the conference call will be available on Yirendai’s website at yirendai.investorroom.com.

6/11

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen IR

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com

7/11

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	RMB	RMB	USD
Net revenue:
Loan facilitation services	535,087	713,383	848,322	1,036,630	976,398	141,852
Post-origination services	18,397	17,232	23,487	25,039	33,312	4,840
Others	2,895	3,176	4,902	9,441	11,889	1,727
Total net revenue	556,379	733,791	876,711	1,071,110	1,021,599	148,419
Operating costs and expenses:
Sales and marketing	254,836	355,246	423,003	537,953	469,380	68,192
Origination and servicing	33,359	42,535	47,514	56,668	58,784	8,540
General and administrative	60,106	73,330	188,961	79,714	100,498	14,600
Total operating costs and expenses	348,301	471,111	659,478	674,335	628,662	91,332
Interest income	5,034	7,253	9,778	14,778	24,149	3,508
Fair value adjustments related to Consolidated ABFE	(3,395)	(118)	(14,935)	(1,287)	1,355	197
Non-operating income, net	-	91	259	225	207	30
Income before provision for income taxes	209,717	269,906	212,335	410,491	418,648	60,822
Income tax expense/(benefit)	78,001	9,286	(131,946)	30,710	67,747	9,842
Net income	131,716	260,620	344,281	379,781	350,901	50,980

Weighted average number of ordinary shares outstanding, basic	117,000,000	117,000,000	119,441,029	119,493,662	119,560,832	119,560,832
Basic income per share	1.1258	2.2275	2.8824	3.1783	2.9349	0.4264
Basic income per ADS	2.2516	4.4550	5.7648	6.3566	5.8698	0.8528

Weighted average number of ordinary shares outstanding, diluted	117,000,000	117,000,000	120,861,971	120,859,390	120,842,350	120,842,350
Diluted income per share	1.1258	2.2275	2.8485	3.1423	2.9038	0.4219
Diluted income per ADS	2.2516	4.4550	5.6970	6.2846	5.8076	0.8438

Unaudited Condensed Consolidated Balance Sheets
Cash and cash equivalents	1,109,991	1,336,329	1,106,262	968,225	864,361	125,575
Restricted cash	650,167	792,637	974,345	1,218,286	1,410,348	204,897
Loans at fair value	199,358	175,614	367,949	371,033	319,984	46,488
Held-to-maturity investments	32,500	2,500	172,500	98,917	494,847	71,892
Available-for-sale investments	-	-	298,000	1,158,000	1,232,260	179,024
Other assets	643,207	734,263	1,111,946	968,927	1,055,039	153,278
Total assets	2,635,223	3,041,343	4,031,002	4,783,388	5,376,839	781,154
Liabilities from quality assurance program	720,861	928,166	1,238,689	1,471,000	1,701,519	247,199
Payable to investors at fair value	257,354	166,193	355,340	418,686	380,048	55,214
Other liabilities	550,242	566,865	695,907	753,783	806,609	117,185
Total liabilities	1,528,457	1,661,224	2,289,936	2,643,469	2,888,176	419,598
Total equity	1,106,766	1,380,119	1,741,066	2,139,919	2,488,663	361,556

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	434,323	392,474	450,583	836,055	564,504	82,012
Net cash provided by/(used in) investing activities	14,052	51,515	(679,486)	(807,744)	(427,686)	(62,135)
Net cash (used in)/provided by financing activities	(16,409)	(87,914)	179,221	60,400	(44,841)	(6,515)
Effect of foreign exchange rate changes	(1,893)	12,733	1,323	17,193	(3,779)	(549)
Net increase/(decrease) in cash and cash equivalents	430,073	368,808	(48,359)	105,904	88,198	12,813
Cash, cash equivalents and restricted cash, beginning of period	1,330,085	1,760,158	2,128,966	2,080,607	2,186,511	317,659
Cash, cash equivalents and restricted cash, end of period	1,760,158	2,128,966	2,080,607	2,186,511	2,274,709	330,472

8/11

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	RMB	RMB	USD
Operating Highlights:
Amount of loans facilitated	3,446,516	4,538,687	5,617,485	6,675,240	6,922,678	1,005,735
Loans generated from online channels	1,175,382	1,832,078	2,275,473	2,462,791	3,515,727	510,769
Loans generated from offline channels	2,271,134	2,706,609	3,342,012	4,212,449	3,406,951	494,966
Fees billed	847,413	1,110,849	1,322,598	1,630,358	1,583,537	230,058
Remaining principal of performing loans	11,026,236	13,771,180	17,028,346	20,780,617	24,037,078	3,492,137
Remaining principal of performing loans covered by quality assurance program	9,986,485	12,963,604	16,204,583	20,103,043	23,524,227	3,417,629
Number of borrowers	50,542	68,882	92,479	110,785	124,953	124,953
Borrowers from online channels	27,902	40,033	54,585	63,010	86,095	86,095
Borrowers from offline channels	22,640	28,849	37,894	47,775	38,858	38,858
Number of investors	212,318	206,706	177,499	194,505	192,505	192,505
Investors from online channels	212,318	206,706	177,499	194,505	192,505	192,505
Investors from offline channels	-	-	-	-	-	-
Adjusted EBITDA	206,613	264,962	220,716	401,146	400,297	58,157
Adjusted EBITDA margin	37.1%	36.1%	25.2%	37.5%	39.2%	39.2%

Reconciliation of Net Revenues
Fees billed:
Transaction fees billed to borrowers	836,896	1,095,749	1,298,247	1,599,674	1,507,754	219,048
Upfront fees billed to borrowers	773,292	1,016,393	1,192,449	1,468,330	1,334,688	193,905
Monthly fees billed to borrowers	63,604	79,356	105,798	131,344	173,066	25,143
Service fees billed to investors	64,552	88,068	110,943	135,747	177,132	25,734
Others	3,069	3,366	5,196	10,007	12,602	1,831
Value-added tax	(57,104)	(76,334)	(91,788)	(115,070)	(113,951)	(16,555)
Total fees billed	847,413	1,110,849	1,322,598	1,630,358	1,583,537	230,058
Stand-ready liabilities associated with quality assurance program	(275,721)	(363,095)	(430,569)	(528,852)	(553,816)	(80,459)
Deferred revenue	(20,366)	(15,857)	(16,553)	(18,545)	(9,662)	(1,404)
Cash incentives	(11,707)	(19,556)	(24,074)	(42,836)	(30,355)	(4,410)
Value-added tax	16,760	21,450	25,309	30,985	31,895	4,634
Net revenues	556,379	733,791	876,711	1,071,110	1,021,599	148,419

Reconciliation of EBITDA
Net income	131,716	260,620	344,281	379,781	350,901	50,980
Interest income	(5,034)	(7,253)	(9,778)	(14,778)	(24,149)	(3,508)
Income tax expense	78,001	9,286	(131,946)	30,710	67,747	9,842
Depreciation and amortization	1,930	2,309	2,816	3,554	4,176	607
Share-based compensation	-	-	15,343	1,879	1,622	236
Adjusted EBITDA	206,613	264,962	220,716	401,146	400,297	58,157

9/11

Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
December 31, 2016	0.4%	0.7%	0.6%
March 31, 2017	0.4%	0.8%	0.6%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%
March 31, 2017	0.5%	1.0%	0.8%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
December 31, 2016	0.4%	0.6%	0.4%
March 31, 2017	0.4%	0.6%	0.5%

Net Charge-Off Rate
Loan issued period	Loan grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge- Off as of March 31, 2017	Total Net Charge-Off Rate as of March 31, 2017
		(in RMB thousands)	(in RMB thousands)
2014	A	1,917,542	93,895	4.9%
	B	303,030	19,883	6.6%
	C	-	-	-
	D	7,989	501	6.3%
	Total	2,228,561	114,279	5.1%
2015	A	873,995	48,054	5.5%
	B	419,630	30,477	7.3%
	C	557,414	52,040	9.3%
	D	7,706,575	591,279	7.7%
	Total	9,557,614	721,850	7.6%
2016	A	1,109,094	7,418	0.7%
	B	745,508	11,189	1.5%
	C	1,398,721	34,263	2.4%
	D	16,919,079	342,364	2.0%
	Total	20,172,402	395,233	2.0%

10/11

M3+ Net Charge-Off Rate
Loan issued period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	4.1%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	5.2%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.1%	9.5%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.7%	8.6%
2015Q3	0.2%	1.6%	3.4%	4.9%	6.4%	7.3%
2015Q4	0.2%	1.6%	3.2%	4.9%	6.2%
2016Q1	0.2%	1.3%	2.9%	4.2%
2016Q2	0.2%	1.7%	3.4%
2016Q3	0.1%	1.6%
2016Q4	0.2%

11/11